EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF THE DIRECTORS

The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2012, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or through the Company’s website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual beginning April 29, 2013. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries are set out in note 1 to the Financial Statements.

RESULTS

The results of the Company and its subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries for the year ended December 31, 2012 are set out in the consolidated statements of comprehensive income on page F-5 of the Financial Statements.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

PROPERTY AND EQUIPMENT

Details of the movements during the year in property and equipment of the Company and its subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries are set out in note 9 to the Financial Statements.

SHARE CAPITAL

In 2012, the Company issued 20,000 shares to employees under the Company’s 2004 Stock Incentive Plan.

In addition, the Company granted share options to purchase nil ordinary shares pursuant to the 2004 Stock Incentive Plan during 2012. Further, as of December 31, 2012, the Company had granted restricted stock awards covering 10,558,493 of ordinary shares to eligible employees pursuant to the Restricted Stock Issuance and Allocation Agreement, or the 2007 Grant Agreement, entered into in July 2007 under the 2007 Plan. As of December 31, 2012, restricted stock awards have been allotted to selected employees pursuant to the 2007 Plan. Based on our operating performance for 2008, 8,658,048 shares were activated as of December 31, 2008. Based on our operating performance for 2009, no granted shares were activated in 2009. In 2009, the board amended the Grant Agreement to extend the Performance Period and the Vesting Term (as defined therein) for an additional three years ending on December 31, 2012. Under the amended agreement any granted shares that are not activated as of December 31, 2009 shall become activated and be eligible to vest based on the Company’s achievement of certain performance targets for 2010, 2011 and 2012. Any granted shares that are activated, but not yet vested as of December 31, 2009, shall continue to be eligible to vest during the remainder of the Vesting Term in accordance with the terms of the Grant Agreement.

Based on our operating performance for 2010, 2011 and 2012, no more granted shares were activated in 2010, 2011 and 2012. The total 8,658,048 shares that were activated based on our operating performance for 2008 were fully vested as of December 31, 2011. All the shares granted that have not been activated and vested by the end of calendar year 2012 will be forfeited to the Company. Other than the foregoing, the Company did not issue any share capital for the year ended December 31, 2012.

DIRECTORS

The directors of the Company up to the date of this report were as follows:

As of the date of this report*:
Mr. Zhiwei Zhao
Mr. Kheng Nam Lee
Mr. Rongquan Leng
Mr. Neo Chee Beng
Mr. Jun Wang

* Mr. Neo Chee Beng was appointed as an independent director of the Company in January 2012. Mr. Zhiwei Zhao was appointed as the Chairman of the board of directors in April 2012. Mr. Rongquan Leng was appointed as an independent director of the Company in April 2012. Mr. Ling Wang resigned as a director of the Company in May 2012. Mr. Jun Wang was appointed as a director in May 2012.

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Our board of directors is currently comprised of five members. Excluding our chief executive officer, Messrs. Kheng Nam Lee and Neo Chee Beng are required to stand for re-election at the 2013 annual general meeting.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during 2012.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

As of the date of this report, the Company granted the directors options to purchase 3,850,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 23,000 shares were exercised by the directors. Details of directors’ share options at the date of this report were as follows:

Name of director	Capacity	Number of underlying shares under 2004 Stock Incentive Plan
Zhiwei Zhao	Director	2,350,000
Kheng Nam Lee	Independent director	400,000
Neo Chee Beng*	Independent director	27,000
Jun Wang*	Director	1,050,000
		3,827,000

*Mr. Neo Chee Beng was granted options to purchase 50,000 shares of the Company under the 2004 Stock Incentive Plan prior to his appointment as a director of the Company, of which 23,000 shares were exercised before he was appointed as a director of the Company; and Mr. Jun Wang was granted options to purchase 1,050,000 shares of the Company under the 2004 Stock Incentive Plan prior to his appointment as a director of the Company.

Particulars of the Company’s 2007 performance-based equity incentive plan are set out in note 14 to the Financial Statements.

Other than as disclosed above, at no time during 2012 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

AUDITORS

A resolution will be proposed to the forthcoming Annual General Meeting of the Company to appoint Grant Thornton China as auditors of the Company.

On behalf of the Board

/s/ Zhiwei Zhao

Zhiwei Zhao
CHAIRMAN
May 30, 2013